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Exhibit 99.2

Management's Discussion and Analysis

        Information contained in this discussion is given as of May 6, 2005, unless otherwise indicated.

        This Management Discussion and Analysis (MD&A) is prepared in conformity with the new disclosure requirements of form 51-102F1 of the Ontario Securities Commission.

FORWARD-LOOKING STATEMENTS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements of Falconbridge Limited. ("Falconbridge" or the "Company") and related notes for the year ended December 31, 2004. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. These risks include, but are not limited to, fluctuations in the prices for copper, nickel, or other metals produced by Falconbridge; mining and processing risks; domestic and foreign laws, particularly environmental legislation; labour relations; geological and metallurgical assumptions and estimates; fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate; interest rate and counter-party risks; energy supply and prices; foreign operations; market access; production and processing technology; legal proceedings; raw material procurement; and other risks and hazards associated with mining operations.

        Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

Recent Developments

        On March 9, 2005 Falconbridge entered into an agreement to combine with its major shareholder, Noranda Inc. by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) would be offered 1.77 Noranda common shares for each Falconbridge common share ("the Offer"). After the merger, Noranda would be renamed NorandaFalconbridge, creating one of North America's largest base-metals companies.

        Noranda's offer to Falconbridge shareholders expired on May 5, 2005. On May 6, 2005 Noranda confirmed that 58,476,589 Falconbridge common shares, representing 78% of the shares held by minority shareholders, were validly deposited under the Offer. Noranda confirmed that all conditions to the Offer have been met and that it took up all shares validly deposited, increasing its ownership to 164,235,689, or approximately 91%, of the outstanding Falconbridge common shares.

        Noranda intends to proceed to acquire any remaining common shares not tendered to the Offer. Noranda expects this process to be completed by the end of August, 2005.

Overall Performance

Earnings, cash flows and financial condition

First quarter 2005

        Earnings for the quarter ended March 31, 2005 were $221 million ($1.22 basic earnings per common share — $1.21 on a diluted basis), compared to earnings of $184 million ($1.02 per common share — $1.01 on a diluted basis) for the same period of 2004. Operating income of $309 million for the quarter ended March 31, 2005 compared to $267 million for the same period of 2004.

        Higher earnings resulted primarily from higher average realized copper and zinc prices, which were up 24% and 21%, respectively. The nickel price remained strong with a 2% increase quarter over quarter. The earnings also received a boost from significantly higher copper sales volumes, up 21% and higher zinc volumes which were up 54% both compared to the first quarter of 2004. Earnings were partially offset by higher unit production costs. First quarter 2005 net earnings were also negatively affected by the continued weakening of the U.S. dollar versus the Canadian dollar, a drop of 7% in the average rate for the quarter compared to the corresponding quarter of 2004.

        Compared to the fourth quarter of 2004, first quarter earnings increased as a result of higher realized nickel and copper prices, which were up 9% and 5%, respectively, from those realized in the previous quarter, partially offset by lower copper sales volumes.

        In the first quarter, the Company's balance sheet continued to strengthen as the ratio of net debt to net debt plus equity improved to 19% from 32% at March 31, 2004 and from 24% at December 31, 2004. Cash and cash equivalents were $798 million at March 31, 2005. The Company believes that current cash reserves and anticipated cash flows will be sufficient to cover all of its obligations for the next year.

Consolidated Statement of Earnings

	Three months ended March 31,
(unaudited — $ millions, except per share data)	2005	2004
Revenues	$903	$734
Operating expenses
Costs of sales
Costs of metal and other product sales	492	404
Depreciation and amortization of property, plant and equipment	62	57

	554	461
Selling, general and administrative	34	24
Exploration	5	3
Research and process development	2	2
Other income	(1)	(23)

	594	467

Operating income	309	267
Interest expense net of interest income	6	10

Earnings before taxes and non-controlling interest	303	257
Income and mining taxes	80	69
Non-controlling interest in earnings of subsidiaries	2	4

Earnings for the period	$221	$184
Dividends on preferred shares	2	2

Earnings attributable to common shares	$219	$182

Basic earnings per common share	$1.22	$1.02
Diluted earnings per common share	$1.21	$1.01

Results of Operations

First quarter 2005

        The significant increase in operating income and earnings is attributable to the following factors:

  •
  Consolidated revenues of $903 million increased from $734 million in the first quarter of 2004. The increase reflects higher average realized nickel, copper and zinc prices, which increased 2%, 24% and 21%, respectively, over the same period in 2004, and higher sales volumes of nickel, copper and zinc. Precious metal revenues at the Integrated Nickel Operations increased to $28 million for the quarter ended March 31, 2005 from $22 million for the same period of 2004.

  •
  Costs of metal and other product sales, including depreciation and amortization, increased by $93 million, or 20%, to $554 million, mainly reflecting higher sales volumes, higher mining costs and higher acquisition costs for custom feed, as well as the impact of a stronger Canadian dollar and Chilean peso, relative to the U.S. dollar, quarter over quarter.

  •
  Selling, general and administrative costs increased by 42% to $34 million primarily as a result of the impact of higher sales volumes and freight rates, combined with a stronger Canadian dollar in the first quarter of 2005 relative to the same period in 2004.

  •
  Exploration expenditures for the first quarter of 2005 were $5 million compared with $3 million in 2004. This is attributable to a significant increase in joint venture activity in foreign locations and a doubling of expenditures in the Sudbury area compared to the same period in 2004, as well as the impact of a stronger Canadian dollar in the current period.

  •
  First quarter research and process development expenditures of $2 million were unchanged from the first quarter of 2004.

  •
  Other income of $1 million in 2005 compared with other income of $23 million in 2004. The $22 million change quarter over quarter is primarily attributable to the realization, in the first quarter of 2004, of interest rate swap income totaling $19 million compared to nil during the first quarter of 2005. The 2004 interest rate swap income resulted from mark-to-market gains of $13 million and $6 million of net interest; both on interest rate swaps not eligible for hedge accounting. The Company qualified for hedge accounting for the majority of their interest rate swaps in April 2004. Accordingly, the net interest on interest rate swaps is an offset of interest costs during the first quarter of 2005 and the Company is not required to recognize the fair value of interest rate swaps for which it has received hedge accounting. In addition, during the current quarter, Falconbridge realized $3 million in foreign exchange gains compared to gains of $5 million during the first quarter of 2004.

        Income and expenses were provided from the following non-operating sources:

  •
  Net interest expense of $6 million in 2005 was $4 million lower than 2004. The decrease is attributable to the recognition of an additional $2 million in income from short-term investments and an additional $2 million in capitalized interest, due to an increase in the cumulative expenditures on projects under development, in the first quarter of 2005, compared to the first quarter of 2004.

  •
  Income and mining taxes were $80 million compared with $69 million in the corresponding period of 2004. As the effective tax rate remained almost the same at 26.4% compared to 26.8% for the first quarter of 2004, the increase results from the higher pre-tax earnings in 2005 over 2004.

  •
  Non-controlling interest in earnings of subsidiaries decreased by $2 million, reflecting lower earnings at ferronickel operations in the Dominican Republic during the first quarter of 2005, compared to the first quarter of 2004.

Earnings by Segment

        The following table summarizes the segmented results of operations for the first quarter of 2005 and 2004:

	Three months ended March 31,
(unaudited — $ millions)	2005	2004
Principal operations -
Integrated Nickel Operations (INO)	$157	$131
Falconbridge Dominicana, C. por A.	33	55

Nickel Operations	190	186

Kidd Creek Operations	18	3
Collahuasi	84	45
Lomas Bayas	32	24

Copper Operations	134	72

Income from principal operations	324	258
Corporate costs (income)	15	(9)

Operating income	309	267
Interest expense net of interest income	6	10
Income and mining taxes	80	69
Non-controlling interest in earnings of subsidiaries	2	4

Earnings for the period	221	184
Dividends on preferred shares	2	2

Earnings attributable to common shares	$219	$182

Nickel Operations

        For the first quarter of 2005, operating income for the nickel business was $190 million, compared to $186 million in the first quarter of 2004. Refined nickel production was 27,930 tonnes in the first quarter of 2005, compared to 26,858 tonnes in the same period in 2004. The operating cash cost per pound of mined nickel for Falconbridge's nickel operations (including INO and Falcondo) was $2.94 in the first quarter of 2005, compared with $2.72 in the same period in 2004.

Integrated Nickel Operations (INO)

	For the period ended
	2005 Q1	2004 Q1
Sales (tonnes)
Nickel	21,266	18,118
Copper	15,477	13,197
Cobalt	874	914
Revenues ($ millions)	442	379
Realized price ($/lb. of nickel)	7.03	6.88
Operating cash cost ($ per pound of nickel)	2.51	2.60
Operating income ($ millions)	157	131

        Revenues:    In the first quarter of 2005, sales volumes of nickel increased 17% to 21,266 tonnes from 18,118 tonnes in the first quarter of 2004 and copper sales volumes of 15,477 tonnes increased by 17% from 13,197 tonnes, both primarily as a result of the impact of the Sudbury strike on 2004 production. In the first quarter of 2005, consolidated revenues for the INO increased $63 million, or 17%, to $442 million, from $379 million for the same period in 2004. First quarter 2005 realized nickel and copper prices increased by 2% and 21%, respectively, while cobalt prices decreased by 22% compared to the first quarter of 2004. Precious metals revenues increased by $6 million to $28 million in 2005, compared to the same period in 2004.

        Costs:    In the first quarter of 2005, the operating cash cost of producing a pound of nickel from INO mines was $2.51. The $0.09, or 3%, decrease over first quarter 2004 costs was the result of increased mine production and higher by-product credits, which partially offset the impact of the stronger Canadian dollar.

        Operating income:    The INO's first quarter 2005 operating income was $157 million compared with $131 million for the first quarter of 2004. The $26 million increase was mainly due to the impact of higher sales volumes and the absence of strike costs which impacted 2004 results, reduced by the impact of the strengthening Canadian dollar on unit production costs at Canadian operations.

        Production:    Sudbury mines production of nickel was 6,122 tonnes during the first quarter of 2005, compared with 4,404 tonnes in the first quarter of 2004. The increase in nickel production was primarily attributable to the impact of the Sudbury strike in the first quarter of 2004.

        At Raglan, nickel in concentrate production in the first quarter of 2005 was 5,978 tonnes and copper production was 1,525 tonnes, compared with 6,668 tonnes of nickel and 1,733 tonnes of copper in 2004. The decreases in production were due to the impact of lower ore grades, which more than offset a 4% increase in ore tonnes mined.

        In the first full quarter after achieving commercial production, Montcalm nickel production was 1,950 tonnes and copper production was 1,050 tonnes. Montcalm remains on track to add 9,000 tonnes of refined nickel to total production in 2005.

        At the Sudbury smelter, nickel in matte production in the first quarter of 2005 increased to 17,413 tonnes from 11,404 tonnes and copper production increased to 5,594 tonnes from 4,234 tonnes in the same period of 2004. The increases resulted from the treatment of higher concentrate tonnages, which offset the impact of lower feed grades. A smelter maintenance shutdown is planned for the first two weeks of May and a vacation shutdown is planned from July 6 to July 25, 2005.

        At Nikkelverk, nickel and cobalt production in the quarter established new production records. Nickel production of 21,456 tonnes compared to 18,859 tonnes from the corresponding period of 2004. The 2005 refined nickel production forecast remains at 85,000 tonnes. Cobalt production for the first quarter of 2005 was 1,330 tonnes.

Other Developments

        At Nickel Rim South, vent shaft sinking began in March 2005 and main shaft sinking is expected to begin in the second quarter of 2005.

        At Montcalm, construction activities are complete. Mine and concentrator performance continues to meet or exceed feasibility targets.

        During the first quarter of 2005, underground and surface diamond drilling continued at Fraser Morgan in Sudbury. Diamond drilling will continue during the second quarter to provide an adequate base for a mineral resource estimate.

        Progress continues on the Raglan Optimization project, which will increase annual production by approximately 5,000 tonnes of nickel per year, beginning in 2007. The first phase is the conversion from autogenous to semi-autogenous grinding, which will increase the level of annual throughput to approximately one million tonnes per year and increase the mill's ability to process harder ore. In 2005, capital expenditures for Phase I are expected to be $21 million. Engineering work on Phase II is underway, assessing changes to the grinding circuit and other concentrator equipment to further increase annual production rates.

Falcondo

For the period ended	2005 Q1	2004 Q1
Sales of ferronickel (tonnes)	6,515	6,777
Production (tonnes)	6,474	7,999
Revenues ($ millions)	96	101
Realized price ($/lb. of ferronickel)	6.70	6.80
Operating cash cost ($ per pound of nickel)*	3.88	2.90
Operating income ($ millions)	33	55

*
Excludes shutdown costs

        Revenues:    In the first quarter of 2005, revenues of $96 million at Falcondo decreased 5% from $101 million in the same period of 2004. The realized ferronickel price decreased by 1% from the corresponding quarter in 2004. Sales volumes decreased by 4% to 6,515 tonnes from 6,777 tonnes in 2004, due to lower production levels in the first quarter of 2005 (further explanation below).

        Costs:    Falcondo's operating cash cost per pound of ferronickel increased by 34% in the first quarter of 2005 to $3.88, mainly due to the increase in oil prices, maintenance costs and the impact of fixed costs spread over lower production volumes. Average realized oil costs rose to $39 per barrel in the quarter, from $32 in the first quarter of 2004.

        Operating income:    Falcondo's first quarter 2005 operating income was $33 million, compared with $55 million for the same period in 2004. The $22 million lower contribution reflects the impact of higher oil costs, reduced sales volumes and a lower ferronickel selling price.

        Production:    In the first quarter of 2005, Falcondo produced 6,474 tonnes of nickel in ferronickel compared to 7,999 tonnes in the first quarter of 2004. Lower production in the quarter resulted from a longer than anticipated furnace ramp-up after a planned maintenance shutdown and the impact of heavy rains in the month of January. The shortfall in production is expected to be recovered over the balance of the year.

Copper Operations

        Operating income of the copper business rose to $135 million in the first quarter of 2005, compared with $72 million in the same period for 2004. Copper production from Kidd Creek and South American operations was 74,451 tonnes in the first quarter of 2005, compared with 60,393 tonnes in 2004. The consolidated operating cash cost per pound of copper was $0.65 compared with $0.48 in 2004.

Collahuasi

Falconbridge's 44% share

For the period ended	2005 Q1	2004 Q1
Sales of copper (tonnes)	46,892	28,879
Production (tonnes)	46,973	35,369
Revenues ($ millions)	145	77
Realized price ($/lb. of copper)	1.47	1.17
Operating cash cost ($ per pound of copper)	0.62	0.40
Operating income ($ millions)	84	45

        Revenues:    Falconbridge's share of revenues at Collahuasi in the first quarter of 2005 was $145 million, compared with $77 million in the first quarter of 2004. The $68 million increase is attributable to the impact of both higher metal prices and higher sales volumes due to the concentrator expansion completed in the third quarter of 2004.

        Costs:    The operating cash cost was $0.62 per pound of copper in the first quarter of 2005, compared to $0.40 in the first quarter of 2004. This increase is attributable to higher treatment and refining charges and higher freight costs in the first quarter of 2005, compared to the same period in 2004.

        Operating income:    Falconbridge's share of Collahuasi's first quarter 2005 operating income was $84 million, compared with $45 million in the same period in 2004. The positive variance is attributable to higher copper prices and sales volumes, partially offset by higher production costs.

        Production:    Falconbridge's share of first quarter copper production in 2005 totaled 46,973 tonnes compared to 35,369 tonnes in the first quarter of 2004 as a result of the concentrator expansion. Production during the quarter was somewhat lower than expected due to a failure of the sulphide ore conveyor belt system in late February.

Other Developments

        On March 31, 2005, the SAG mill #3 at the Collahuasi copper mine in Chile was shut down to carry out normal repairs. During subsequent inspections it was found that the mill motor also had to undergo a repair, which will keep this production unit temporarily out of service. Collahuasi's other two grinding circuits are operating normally, at the equivalent of 65% of the concentrator's total design capacity. The cathode plant also continues to operate normally.

        Falconbridge's original production forecast for 2005 (44% share of total production) was 220,000 tonnes of mined copper at Collahuasi. Based on a preliminary assessment, this estimate has now been revised to 211,000 tonnes.

        The molybdenum recovery plant is under construction, with scheduled start-up in early 2006.

        A feasibility study on the second expansion of the copper concentrator at Collahuasi is continuing.

Lomas Bayas

For the period ended	2005 Q1	2004 Q1
Sales of copper (tonnes)	17,505	15,935
Production (tonnes)	16,323	15,728
Revenues ($ millions)	60	44
Realized price ($/lb. of copper)	1.56	1.18
Operating cash cost ($ per pound of copper)	0.56	0.47
Operating income ($ millions)	32	24

        Revenues:    Revenues in the first quarter of 2005 were $60 million compared to $44 million in the first quarter of 2004. The $16 million increase is attributable to the impact of both higher copper prices and higher sales volumes.

        Costs:    The operating cash cost per pound of copper produced in the first quarter of 2005 increased to $0.56 from $0.47 per pound in the first quarter of 2004. The increase in the cash cost resulted mainly from higher costs of sulphuric acid, fuel and contractors.

        Operating income:    Lomas Bayas' first quarter 2005 operating income was $32 million, up from $24 million in the same period of 2004, as higher copper prices more than offset the impact of higher production costs.

        Production:    Lomas Bayas produced 16,323 tonnes of copper cathode in the first quarter of 2005, compared to 15,728 tonnes in the first quarter of 2004, as a result of higher process recoveries and the new crushing plant. The 2005 production forecast at Lomas Bayas remains at 62,000 tonnes of mined copper.

Other Developments

        Development of the new leaching pad for run-of-mine ore began in February.

        As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March.

Consolidated Kidd Creek Operations

For the period ended	2005 Q1	2004 Q1
Sales (tonnes)
Copper (in metal and concentrate)	25,419	28,969
Zinc (in metal and concentrate)	40,932	26,525
Revenues ($ millions)	160	133
Realized price ($/lb. of copper)	1.49	1.24
Realized price ($/lb. of zinc)	0.63	0.52
Operating cash cost ($ per pound of copper)	0.96	0.88
Operating income ($ millions)	18	3

        Revenues:    Revenues of $160 million in the first quarter of 2005 were 20% higher than revenues for the same period for 2004, due largely to higher prices and higher zinc sales volumes, offset by lower copper sales volumes. First quarter 2005 realized copper and zinc prices were up 20% and 21%, respectively, from the first of quarter of 2004. Zinc sales volumes, including concentrate sales from the LaRonde feed, were 54% higher than first quarter 2004. Copper sales volumes were 12% lower due to lower refinery production.

        Costs:    In the first quarter of 2005, the operating cash cost of producing a pound of mined copper increased to $0.96, compared to $0.88 in first quarter and $1.15 in the fourth quarter of 2004. The higher unit production costs were impacted by the continued weakening of the U.S. dollar versus the Canadian dollar, a 7% decrease from the first quarter of 2004, as well as higher mining costs due to increased mine development activity relative to the same period in 2004.

        Operating income:    For the first quarter of 2005, operating income for the Kidd Creek Division was $18 million, compared to $3 million in the first quarter of 2004. The $15 million increase was mainly due to higher metal prices and higher zinc and silver sales volumes, which were partially offset by the impact of lower copper sales volumes, and higher unit costs, caused in part by the strengthening of the Canadian dollar.

        Production:    Copper and zinc production from the Kidd Mine during the first quarter of 2005 totaled 11,155 tonnes and 27,428 tonnes, respectively, compared to 9,296 and 20,792, respectively, during the same quarter last year. Tonnage milled during the quarter at 618,200 tonnes was 94,800 above the same quarter last year and included tonnage mined from Mine D totaling 134,000 tonnes, approximately 21% of the total.

        Copper cathode production for the first quarter of 2005 was 31,460 tonnes, compared to 33,722 tonnes in the same quarter of 2004, primarily as a result of reagent quality issues in the refinery in the first quarter of 2005. Refined zinc production at 37,965 tonnes was 33% above the 28,458 tonnes produced in the first quarter of 2004, primarily as a result of an 8% increase in tonnage processed and the strong performance by both the roasters and the autoclave. For the year 2005, refined copper production is expected to be 130,000 tonnes and zinc production approximately 135,000 tonnes.

        Other Developments:    At Mine D, shaft progress is at 94% of plan. The ramp and lateral development are at 97% of plan, with the new shaft sinking below the 9000 level.

Corporate and Other

        Corporate and other includes corporate general and administrative costs, exploration, research and development expenditures, foreign exchange gains and losses and other income and expenses.

        During the quarter ended March 31, 2005, the Corporate segment incurred costs of $15 million, compared to income of $9 million realized for the same period of 2004. The $25 million change quarter over quarter is primarily attributable to the realization, in the first quarter of 2004, of interest rate swap income totaling $19 million, compared to nil during the first quarter of 2005. The 2004 interest rate swap income resulted from mark-to-market gains of $13 million and $6 million of net interest on interest rate swaps not eligible for hedge accounting. The Company qualified for hedge accounting for the majority of their interest rate swaps in April 2004. Accordingly, the net interest on interest rate swaps is considered to be an offset of interest costs during the first quarter of 2005 and the Company is not required to recognize the fair value of interest rate swaps for which it has received hedge accounting.

        In addition, during the first quarter of 2005, the Company recognized an additional $2 million in spending on exploration costs due to a significant increase in joint venture activity in foreign locations and a doubling of expenditures in the Sudbury area over the same period in 2004. A further $2 million was spent on corporate general and administrative expenses compared to the same quarter of 2004. The Company also realized $3 million in foreign exchange gains compared to gains of $5 million during the first quarter of 2004.

Business Development

Koniambo

        The Feasibility Study on the Koniambo joint venture, the Company's ferronickel project in New Caledonia, was completed in the fourth quarter of 2004 and presented to the Boards of Directors of the project's partners, Falconbridge and Société Minière du Sud Pacifique S.A. (SMSP), in early 2005.

        Falconbridge also announced the appointment of Brian F. Kenny as President of the Koniambo project. Mr. Kenny, whose appointment is effective May 1, 2005, will be responsible for the design, planning and development of the operation. Previously, Mr. Kenny was President, Bechtel Canada Inc./Bechtel Quebec, and General Manager, Mining and Metals, Canada and U.S. He also has significant international experience in project development.

        In accordance with the action plan set out with SMSP and the French Government earlier this year, Falconbridge is actively working to complete the project financing, securing necessary operating and environmental permits and further advancing project engineering. The review of the technical feasibility study by the Trustee, as required by the Bercy Accord, is near completion and Falconbridge is positioned to submit firm orders of at least $100 million in equipment and services. This will allow Falconbridge to meet the final condition for jointly vesting the Koniambo deposit with its North Caledonian partner SMSP.

        Start-up for this project is targeted for 2009.

Kabanga

        Subsequent to quarter end, Falconbridge and Barrick Gold entered into a joint-venture agreement regarding the Kabanga nickel deposit in Tanzania and related concessions. Under the current terms of the agreement, Falconbridge has acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

        Over the next several years, Falconbridge will fund and conduct a $50-million work plan that will include additional exploration and infill drilling, and technical work to update the resource model for Kabanga. Falconbridge will draw upon its nickel processing, project development and engineering expertise to bring the project towards feasibility. It will establish a dedicated team in Tanzania to coordinate and advance the work plan. Upon conclusion of the work plan, Falconbridge will fund the first $95 million of project development expenditures. Thereafter, Falconbridge and Barrick will equally share joint-venture expenditures.

Exploration

        During the quarter, Falconbridge and Noranda released an exploration progress report to provide an update on greenfield and brownfield exploration projects. The report described the Companies' exploration strategy as one that is focused on discovering and/or acquiring new nickel and copper deposits. With exploration projects around the world, Falconbridge has become a valued and sought-after partner in the mining industry. At present, Falconbridge has partnerships with 17 exploration and mining companies. The report can be found on the Company's website at www.falconbridge.com.

        The mineral reserves and resources at operations and projects are generally updated on an annual basis. Please see the Falconbridge 2004 Annual Report for mineral reserves and resources. There are no changes to report at this time.

Summary of Quarterly Results

	March 31,		December 31,		September 30,		June 30,
(Unaudited — $ millions, except per share data)	2005	2004	2004	2003	2004	2003	2004	2003
Total revenues	903	734	876	636	756	485	704	490
Earnings (loss)	221	184	194	95	155	19	139	39
Basic net income (loss) per share	1.22	1.02	1.07	0.52	0.85	0.10	0.77	0.21
Diluted net income (loss) per share	1.21	1.01	1.07	0.51	0.85	0.10	0.76	0.21

        The financial results for the last eight quarters reflect rising realized prices for nickel, copper, zinc and platinum, higher sales volumes for copper and zinc, nickel and silver, offset by rising cash costs and lower prices for cobalt, ferronickel and acid. These trends are discussed elsewhere in this report.

Liquidity and Capital Resources

        The Corporation's cash position and changes in cash for the quarter ended March 31, 2005, compared to the same period in 2004, are summarized below:

Liquidity and Cash Flow

	Three months ended March 31,
($ millions)	2005	2004
Cash provided by operating activities	242	232
Cash used in investing activities	(88)	(103)
Cash used in financing activities	(1)	(11)

Cash provided during the period	153	118
Cash and cash equivalents, beginning of period	645	298

Cash and cash equivalents, end of period	798	416

        During the first quarter of 2005, consolidated cash and cash equivalents increased by $153 million to $798 million at March 31, 2005, compared with a balance of $416 million at the end of the first quarter of 2004. These items were invested primarily in high-quality short-term money market instruments and liquidity funds.

        In the first quarter of 2005, the Company's balance sheet improved as the ratio of net debt to net debt plus equity improved to 19% from 32% at the end of the first quarter of 2004 and from 24% at December 31, 2004.

        Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totaling $457 million. As a result, the Company has unused credit and cash available in excess of $1.2 billion.

        Working capital increased to $1,168 million at the end of the first quarter of 2005 from $933 million at the end of December 2004. This is primarily attributable to a cash increase of $153 million, a $72 million increase in inventories, and a $32 million increase in receivables, all in the first three months of 2005. These increases in current assets were partially offset by a $7 million increase in the current portion of long-term debt.

        Cash generated from operations before working capital changes totaled $313 million compared with $263 million for the first quarter of 2004.

        The ratio of current assets to current liabilities was 2.8:1 at March 31, 2005.

        Based on planned production levels, estimated LME prices and forecasted Canadian/U.S. dollar exchange rates, it is anticipated that funds provided from operations, available cash, and proceeds from existing lines of credit will be sufficient to finance committed obligations, and planned capital expenditures in 2005, as well as the dividends declared to date.

Significant Future Obligations

	Significant obligations due by year
Nature of Obligation
	2005	2006	2007	2008	2009	Thereafter	Total
	($ millions)
Long-term debt	248	305	55	207	40	581	1,436
Asset retirement obligation	10	6	5	7	7	434	469
Operating leases	1	2	2	2	2	16	25

Total contractual obligations	259	313	62	216	49	1,031	1,930

Capital Expenditures and Deferred Project Costs

        The following table summarizes the expenditures incurred or planned for the periods indicated:

($ millions)	2005 Forecast	Q1 2005	Q1 2004
Investment projects
Nickel
Montcalm	3	—	5
Koniambo	100	7	13
Nickel Rim South	61	18	1
Fraser Morgan	30	—	—
Raglan (Optimization)	21	2	—
Copper
Kidd	86	26	30
Collahuasi — Ujina	—	—	30
Collahuasi — Moly	18	3	—
Maintenance and other	181	29	22

Total	500	85	101

        Expenditures in the first quarter of 2005 were directed towards development of Mine D at the Kidd Mining Division, Nickel Rim South at the INO Division, the construction of the molybdenum recovery plant at Collahuasi, the Raglan Optimization project, evaluation work at Koniambo and to maintain and improve productive capacity at all locations.

        Expenditures for the remainder of 2005 will be directed towards projects listed above and financed from internal sources and existing lines of credit. Expenditures for Canadian projects have been adversely impacted by the strengthening Canadian dollar.

Outstanding Indebtedness

        Total debt was at $1,436 million at March 31, 2005, compared to $1,437 million at the end of 2004. The $1 million change was due to a foreign exchange gain on Canadian dollar denominated debt due to a minor change in exchange rates as of March 31, 2005compared to December 31, 2004. The current portion of long-term debt is $255 million.

Capital Resources and Financial Flexibility

        The Corporation believes that both a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business.

        The Corporation has three-year committed revolving Credit Facilities with various banks totalling $475 million at March 31, 2005. Borrowings may be in many forms including Letters of Credit, which offset amounts available under certain Credit Facilities. As at March 31, 2005, the Corporation had no borrowings and had drawn Letters of Credit totalling $18 million. The Corporation also has additional Letters of Credit outstanding of $15 million.

        The Corporation has a Commercial Paper Program. Unused lines of credit and cash on hand are used to support the Commercial Paper Program. As at March 31, 2005, the Corporation had no Commercial Paper outstanding.

Transactions with Related Parties

        At March 31, 2005, Noranda Inc. (Noranda) owned, directly and indirectly, approximately 58.5% of the common shares of the Corporation. At May 11, 2005, Noranda is expected to own, directly and indirectly, approximately 90.8% of the common shares of the Corporation, upon take up of Falconbridge common shares tendered under the Noranda offer. Transactions between Falconbridge and the Noranda group are negotiated on an arms length basis at market terms.

        Falconbridge has entered into an agreement with a subsidiary of Noranda whereby it acts as sales agent for all products, other than sulphuric acid and indium, produced at Falconbridge's Kidd Creek Operations. Falconbridge has entered into a supply agreement with NorFalco, LLC., which is owned 65% by Noranda and 35% by Falconbridge, which purchases and resells Falconbridge's output of sulphuric acid. Accounts receivable, in the consolidated statements of financial position, include $54 million (2004 — $67 million) in receivables from Noranda relating to amounts being collected under the sales agreements and $nil (2004 — ($24) million) from net sales/(purchases) of material by Noranda.

        Falconbridge has agreements with various Noranda group companies for the purchase of custom feeds; the toll treatment of copper concentrates, blister copper and refinery slimes; and the sale of metals. The following table details related-party production and marketing transactions with Noranda Group Companies.

	Three months ended March 31,
($ millions)	2005	2004
Sale of materials and technology to Noranda (a)	53	40
Purchase of materials from and smelting and
refining fees paid to Noranda (b)	33	30
Net fees received relating to sulphuric acid from Noranda (a)	1	1
Other (a), (b), (c)	7	—
Included in the Corporation's Consolidated Financial Statements in (a) Revenues; (b) Cost of metal and other product sales; (c) Other (income) expenses.

Change in Accounting Standards

        Effective January 1, 2005, the Corporation adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) to account for variable interest entities (VIEs). The new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE's expected losses, receive a majority of the expected returns or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on Falconbridge.

Financial Instruments and Other Instruments

        Falconbridge uses financial and other instruments in the following instances.

Foreign Currency Exposure

        Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge hedges up to 50 per cent of its one-year operating costs and up to 25 per cent of its subsequent year's operating costs, each on a rolling 12-month basis. Falconbridge may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur. Fair value of forward contracts is calculated by comparing the contract rate to the market forward rate obtained from electronic market data sources. The fair value of options is provided by the Company's counterparties. A summary of these positions is tabled below.

	As at March 31,
Expenditure hedges contracts
	2005	2004
Forward exchange contracts
Canadian dollar expenditures
US$ forward contracts (millions)	123	357
Average price (Cdn$ per US$)	1.3709	1.4572
Contract amount (in Cdn$ millions)	169	521
Fair value (in US$ millions)	17	49
With maturity dates up to:	Dec. 2005
Chilean peso expenditures
US$ forward contracts (millions)	12	61
Average price (CHP per US$)	704	727
Contract amount (in CHP millions)	8,453	44,516
Fair value (in US$ millions)	2	11
With maturity dates up to:	Sept. 2005
Norwegian Kroner expenditures
US$ forward contracts (millions)	21.0	29.0
Average price (NOK per US$)	6.29	8.04
Contract amount (in NOK millions)	135	237
Fair value (in US$ millions)	—	4
Option contracts
Canadian dollar expenditures
Option amount (in Cdn$ millions)	50	51
With maturity dates up to:	Dec. 2005
Norwegian Kroner expenditures
Option amount (in NOK millions)	90	240
With maturity dates up to:	Sept. 2005

	As at March 31,
Balance sheet economic hedges
	2005	2004
Canadian dollar net liability exposure
US$ forward contracts (millions)	481	408
Average price (Cdn$ per US$)	1.2275	1.3227
Contract amount (in Cdn$ millions)	590	540
Fair value (in US$ millions)	7	4
With maturity dates up to:	Sept. 2005

Commodity Price Exposure

        Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Falconbridge may enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges for accounting purposes. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest-rate Management

        Falconbridge also enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which the Company qualifies for hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. The net interest on other swaps is shown as other income. Fair value of interest rate swaps is provided by the Company's counterparties. A summary of these positions is tabled below.

Interest-rate swap contracts at March 31, 2005	Total(1)
Maturity (2005)	400
Maturity (2006)	325
Maturity (2008) (2)	136
Maturity (2012)	350
Maturity (2015)	150
Fair value (3)	59

(1)
Notional principal amount of maturities and fair value are in millions of U.S. dollars.

(2)
Includes cross currency interest rate swaps (with a notional amount of $111 million) designated as a hedge of the Canadian dollar debenture. The total fair value of these instruments at March 31, 2005 was $45 million of which $33 million related to the currency component of the swap and $12 million related to the interest component.

(3)
Includes the total fair value of $33 million related to the cross currency interest rate swap discussed above.

Counterparty Risk

        Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national rating agency. As a result, Falconbridge does not anticipate that any counterparties will fail to meet their obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

Energy Price Management

        Falconbridge hedges a portion of the cost of electricity of its operations in Ontario, Canada and Norway. The following tables summarize outstanding contracts as of March 31, 2005.

Canadian electricity contracts	2005	2006	2007
Rate $/MWh (Cdn)	51.18	52.78	52.65
Amount (MW)	125	92	21
Fair value (in Cdn$ millions)	5.5	4.8	1.1

Norwegian electricity contracts	2005	2006	2007	2008	2009	Thereafter
Rate $/MWh (NOK)	184	192	199	207	212	216
Amount (MW)	55.9	55.9	50.9	45.9	45.9	20.2
Fair value (in NOK millions)	24	26	20	15	15	59

Reconciliation of Non-GAAP Measures

Operating Cash Costs

        The Company has included operating cash cost per pound of nickel and copper data in Management's Discussion and Analysis because certain investors use this information to assess the company's performance and cash generating capabilities. In addition, management uses this information to monitor cost performance relative to budget and prior periods. Operating cash cost per pound is a non-GAAP measure. These measurements are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

        The following table sets forth a reconciliation of operating cash cost per pound of nickel and copper to GAAP cost of sales for the periods indicated:

	Three months ended March 31,
(unaudited — in millions of United States dollars except per lb.)
	2005	2004
Operating Costs
INO	250	213
Falcondo	59	43
Kidd Creek	124	112
Collahuasi	37	20
Lomas Bayas	22	16

Costs of metal and other product sales, as reported	492	404

Integrated Nickel Operations	250	213
By-product credits	(58)	(40)
Delivery expense	1	1
Purchased feed costs	(134)	(118)
Strike costs	—	(14)
Canadian dollar cost hedges	7	13
Other operating costs	12	9

Cash costs	78	64
Production — Nickel recoverable (000's lbs)	30,975	24,409
Cash cost per lb. Nickel	2.51	2.60

Falcondo	59	43
Delivery expense	1	1
Other operating costs	(5)	7

Cash costs	55	51
Production — Nickel recoverable (000's lbs)	14,272	17,634
Cash cost per lb. Nickel	3.88	2.90

Kidd Creek	124	113
By-product credits	(76)	(37)
Delivery expense	—	—
Feed acquisition costs	(43)	(65)
Canadian dollar cost hedges	4	6
Other operating costs	13	(1)

Cash costs	22	17
Production — Copper recoverable (000's lbs.)	23,695	20,055
Cash cost per lb. Copper	0.96	0.88

Collahuasi	37	20
Delivery expense	9	3
Realization costs	21	9
Other operating costs	(3)	1

Cash costs	64	33
Production — Copper recoverable (000's lbs.)	103,559	77,818
Cash cost per lb. Copper	0.62	0.40

Lomas Bayas	22	16
Other operating costs	(2)	1

Cash costs	20	16
Production — Copper recoverable (000's lbs.)	35,984	34,674
Cash cost per lb. Copper	0.56	0.47

        Operating cash costs include all cash production and selling costs, net of by-product credits, but exclude interest, corporate, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

Net Debt to Net Debt Plus Equity

        Net debt to net debt plus equity is not a standardized measure recognized under Canadian GAAP. Non-GAAP financial measures do not have standard definitions and, therefore, may not be comparable to similar measures presented by other issuers. The Company believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity. In addition, the Company uses this measure to better assess its ability for growth and investment. The data is intended to provide additional information and is not intended to be a substitute for measures of performance in accordance with Canadian GAAP. This measure is not necessarily indicative of the Company's liquidity as determined by Canadian GAAP.

        A reconciliation of debt to debt plus equity, the most directly comparable Canadian GAAP measure, is provided below:

($ millions)	March 31, 2005	March 31, 2004
Long-term debt (including current portion) (a)	1,436	1,418
Cash and cash equivalents	(798)	(416)
Net debt (b)	638	1,002
Shareholders' equity (c)	2,782	2,118
Net debt plus equity (d) = (b + c)	3,420	3,120
Total debt to total debt plus equity (a/a+c)	34%	40%
Net debt to net debt plus equity (b/d)	19%	32%

Outlook

Nickel

        High nickel prices continue to reflect strong market fundamentals. With nickel inventories at very low levels, the market remains susceptible to supply-side disruptions and nickel price volatility is expected to continue going forward. The stainless steel and high-nickel alloy markets are expected to remain strong, supported by the resurgence of Chinese imports, pointing to restocking. A tight nickel market is anticipated for the remainder of 2005, with world primary nickel consumption expected to increase by 2.8% this year and a forecast deficit of 16,000 tonnes at year end.

Copper

        In the first quarter of 2005, strong fundamentals in the copper market caused total exchange stocks to drop 19,300 tonnes, ending the quarter at 105,000 tonnes, representing less than three days of the world's copper consumption. Chinese imports of refined copper have been driven by demand in the power generation sector and have offset moderately weaker demand in the U.S. and European markets. While high copper prices are providing producers with a strong incentive to optimize production rates in 2005, a market deficit of 206,000 tonnes is forecast for year end.

Additional Information

Outstanding Shares

As at March 31,	2005	2004
Common shares	180,723,298	179,492,990
Preferred Shares Series 1	89,835	89,835
Preferred Shares Series 2	4,787,283	4,787,283
Preferred Shares Series 3	3,122,882	3,122,882

        The number of common shares outstanding as of May 6, 2005 was 180,803,032.

        Additional information relating to Falconbridge, including Falconbridge's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

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Management's Discussion and Analysis